NO ACT

1-30-13

13000809

WASTE CONNECTIONS, INC.

Connect with the Future

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/30/13

Patrick J. Shea
Vice President, General Counsel and Secretary

Received SEC

JAN 30 2013

Washington, DC 20549

January 30, 2013

Via Electronic Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Waste Connections, Inc. Shareholder Proposal from John Chevedden on behalf of James McRitchie**

Ladies and Gentlemen:

Waste Connections, Inc. (the "***Company***") hereby files with the Securities and Exchange Commission (the "***SEC***") the Company's reasons for excluding from its proxy statement for the Company's 2013 Annual Meeting of Shareholders (the "***2013 Proxy Materials***") a shareholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted on behalf of Mr. James McRitchie ("McRitchie") by Mr. John Chevedden ("Chevedden").[1]

The Company plans to file its definitive proxy statement with the SEC on or about May 3, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement. A copy of this letter and its attachments is being e-mailed on this date to Messrs. Chevedden and McRitchie and Myra Young ("Young").

This is not a request for a no-action letter. The Company is contemporaneously initiating a lawsuit in the U.S. District Court for the Southern District of Texas seeking a judicial declaration that the Company does not have to include the Proposal in its 2013 Proxy Materials.

We have concluded that the Proposal may be properly omitted from the 2013 Proxy Materials on the following grounds:

- Rule 14a-8(i)(8)(ii) expressly permits the exclusion of proposals that would remove directors from office before their terms expire.

1 As explained below, after the deadline for submission of shareholder proposals for the Company's 2013 Proxy Materials as set forth in the Company's 2012 proxy materials, Myra K. Young purportedly attempted to become a co-proponent of a proposal for inclusion in the 2013 Proxy Materials. Because her submission to the Company was received after the deadline for submission, we refer only to Mesers. Chevedden and McRitchie as having submitted the proposals discussed herein.

- Rule 14a-8 does not permit shareholders to make "proxy proposals by proxy" as has been attempted by Mr. Chevedden;
- The Proposal was not submitted by the deadline for submissions pursuant to Rule 14a-8(e)(2); and
- Messrs. Chevedden and McRitchie have not satisfied the proof of ownership requirements of Rule 14a-8(b).

BACKGROUND

On November 27, 2012, Chevedden sent an e-mail to the Company. Attached to that e-mail was a letter dated November 27, 2012, from McRitchie addressed to the chairman of the Company's board of directors (the "***November 27, 2012 Letter***"). The November 27, 2012 Letter is included in Exhibit A. That letter stated in part:

> I purchased stock in our company [the Company] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* (PH: *** FISMA & OMB Memorandum M-07-16 *** at *** FISMA & OMB Memorandum M-07-16 ***to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(Emphases added.)

Attached to the November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012], 4* – Special Shareowner Meeting Right" (the "***November 2012 Proposal***"). The November 2012 Proposal is included in Exhibit A. The November 2012 Proposal sets forth the following proposal: "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting." The November 2012 Proposal was quickly abandoned and replaced with another proposal as described below.

On December 6, 2012, Chevedden sent another e-mail to the Company. Attached to that e-mail was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "***Revised November 27, 2012 Letter***"). The Revised November 27, 2012 Letter is included in Exhibit A. The Revised November 27, 2012 Letter does not reflect a new signature from McRitchie. Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal through a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012], Proposal 4* -- Elect Each Director Annually" (the "***December 2012 Proposal***"). The December 2012 Proposal is included in Exhibit A. The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]."

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(8)(ii) because it would improperly remove directors from office before their terms expire.

Rule 14a-8 imposes requirements on shareholders seeking to make a proposal for inclusion in a company's proxy statement and sets forth certain substantive bases on which companies may exclude shareholder proposals. Specifically, Rule 14a-8(i)(8)(ii) provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." That is precisely what the December 2012 Proposal would do. It is excludable on this basis alone.

Like many companies, the Company has a "staggered board" comprised of directors each having a three-year term. In any given year, approximately one-third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). The December 2012 Proposal seeks to cut short the terms of many of the Company's directors. It expressly would require the Company to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (Emphasis added.) Indeed, if implemented following the Company's 2013 annual meeting, as the December 2012 Proposal insists, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and would also cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting.

The staff of the Division of Corporation Finance of the SEC (the "***Staff***") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire. The Staff has

previously excluded *Chevedden's own* proposals to other companies on this exact basis.[2] The same result is warranted here.

II. Rule 14a-8 does not permit shareholders to make "proxy proposals by proxy," as attempted by Chevedden and McRitchie.

The SEC has long held that in order to utilize Rule 14a-8, the proponent must be a security holder of the company to which the proponent intends to submit the proposal. Rule 14a-8(b)(1) requires a proponent to "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year."

Rule 14a-8(h) allows a shareholder to designate a "representative . . . to present a proposal on your [the shareholder's] behalf." However, Section (h), the only section of Rule 14a-8 that allows a shareholder to designate a representative to act on his or her behalf, permits such designation only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a non-shareholder to submit a proposal for inclusion in a company's proxy statement or permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a proposal.

Nevertheless, that is what Chevedden and McRitchie try to do here. McRitchie attempts in the November 27, 2012 Letter to give "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." This so-called "proxy" would permit Chevedden to designate yet another, unidentified person—including persons unknown to McRitchie—to advance proposals to the Company on McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

Making matters worse, the so-called proxy on which Chevedden relies in advancing the December 2012 Proposal does not actually authorize him to do so. No evidence has been provided to the Company (documentary or otherwise) demonstrating that McRitchie actually supports the December 2012 Proposal. The Revised November 27, 2012 Letter is merely a copy of the original November 27, 2012 Letter and was attached by Chevedden to the December 2012 Proposal. It says nothing about McRitchie's views on the December 2012 Proposal. Although

---

2 *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Defendant Chevedden's proposal to require each director to stand for election annually); *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 13 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board").

the November 27, 2012 Letter (both in its original and revised forms) supposedly permits Chevedden to make a "modification" of the November 2012 Proposal, the December 2012 Proposal is not merely a "modification." Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) than the November 2012 Proposal (shareholders' ability to call a special meeting), it is a brand new proposal. Chevedden submitted it on behalf of McRitchie without any documented authority to do so.

The problems with this "proxy proposal by proxy" approach run deeper still. Ms. Myra K. Young—who, as explained below, may have some unspecified ownership interest in the same shares of the Company as McRitchie—has never signed *any* document or otherwise expressed *any* support for *either* the November 2012 Proposal or the December 2012 Proposal. There is, therefore, no way of knowing what (if any) proposal she supports.

Accordingly, even if Rule 14a-8 permits the sort of "shareholder proposal by proxy" scheme that Chevedden relies upon here—which the Company strongly believes it does not—it necessarily would require the shareholder to grant a proxy that actually authorizes the proposal advanced on his or her behalf. Here, nothing in the November 27, 2012 Letter (original or revised) establishes that McRitchie or Young have authorized Chevedden to submit the December 2012 Proposal to the Company.

III. The Proposal was not received by the deadline for submissions of shareholder proposals pursuant to Rule 14a-8(e)(2).

Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in a company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Here, the relevant date was set forth in the Company's 2012 proxy materials, which specified that stockholder proposals must be received by the Company no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 Proxy Materials.

Messrs. Chevedden and McRitchie did not meet this deadline. At no time on or before the December 6, 2012 deadline did Chevedden and McRitchie submit the December 2012 Proposal signed by *either* McRitchie or Young (much less by both of them), the only two people who may have an ownership interest in the relevant Company shares.[3] McRitchie signed only the November 27, 2012 Letter; the Revised November 27, 2012 Letter was simply a copy of the November 27, 2012 Letter with a handwritten notation at the top. As further explained below, as far as the Company can determine Young never signed *any* document, but in any event the only

3 The December 2012 Proposal replaces the November 2012 Proposal. As clarified by the Staff in Staff Legal Bulletin No. 14F (Oct 18, 2011) ("***SLB 14F***"), "[b]y submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal." See Section D.1, SLB 14F.

signatures received from Chevedden identifying anyone named "Myra K. Young" were dated "12/12/2012" and "12/20/2012," after the December 6, 2012 deadline.

The Staff has repeatedly permitted companies to exclude shareholder proposals that have not been received by the deadline for receipt of shareholder proposals.[4] The same conclusion should result here.

IV. Chevedden and McRitchie have not satisfied the proof of ownership requirements of Rule 14a-8(b).

Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

Importantly, the November 2012 Proposal was the *second proposal* that Chevedden and McRitchie submitted to the Company. The first was in 2011. However, the alleged proofs of ownership they produced in 2011 and 2012 were materially different and inconsistent, thus raising significant unanswered questions regarding whether Chevedden and McRitchie possess the requisite ownership of Company shares to advance a shareholder proposal.

In December 2011, Chevedden submitted a Rule 14a-8 proposal to the Company, also on behalf of McRitchie (the "***2011 Proposal***"). The 2011 Proposal was to eliminate supermajority voting rights from the Company's charter and bylaws. To satisfy the ownership requirements of Rule 14a-8(b) in connection with their 2011 Proposal, on December 29, 2011, Chevedden sent to the Company an e-mail attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to McRitchie (the "***2011 TD Ameritrade Letter***") stating in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account *** FISMA & OMB Memorandum M-07-16 ***TD Ameritrade Letter is attached hereto as Exhibit B. The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Young. The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. Nevertheless, the Company determined not to exclude the 2011 Proposal, which accordingly was included in the Company's 2012 proxy materials and voted on at the Company's 2012 annual meeting.

4 *See, e.g., Johnson & Johnson, SEC No-Action Letter (2004-2011),* WSB File No. 01119201021 (CCH) (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Tootsie Roll Industries, Inc. (2004-2011),* WSB File No. 012220805 (CCH) (avail. Jan. 14, 2008) (concurring with the exclusion of a proposal when it was received two days after the submission deadline which fell on a Saturday); *Smithfield Foods, Inc. SEC No-Action Letter (2004-2011),* WSB File No. 0611200703 (CCH) (avail. June 4, 2007) (concurring with the exclusion of a proposal received one day after the submission deadline).

With respect to the November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Chevedden sent an e-mail to the Company attaching another letter from TD Ameritrade, this one dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, addressed to *both* McRitchie *and* Young (the "***2012 TD Ameritrade Letter***") stating in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your acco*** FISMA & OMB Memorandum M-07-16 ***TD Ameritrade Letter is attached hereto as Exhibit C. The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. As explained further below, the 2012 TD Ameritrade Letter is materially different from, and inconsistent with, the 2011 TD Ameritrade Letter in numerous other ways. With respect to their December 2012 Proposal, Chevedden and McRitchie attempted to rely on as proof of ownership the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal.

A. The Company's First Deficiency Notice

On December 11, 2012, the Company sent a letter to Chevedden setting forth the deficiencies in the proof of ownership of the requisite Company shares (the "***First Deficiency Notice***"). The First Deficiency Notice is attached hereto as Exhibit D. The First Deficiency Notice explained:

> In order to submit a Rule 14a-8 proposal, Rule 14a-8(b) requires the stockholder proponents to have continuously held at least $2,000 in market value, or 1%, of the subject company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

The First Deficiency Notice went on to explain that the 2012 TD Ameritrade Letter did not satisfy these requirements for several reasons. The 2012 TD Ameritrade Letter was addressed to both McRitchie and Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by Chevedden and McRitchie. It is unclear what ownership relationship over the Company shares exists between McRitchie and Young. To the extent that McRitchie and Young are co-owners of the Company shares, the First Deficiency Notice explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares."

In addition, the First Deficiency Notice pointed out that "a comparison of the 2012 TD Ameritrade Letter with the December 28, 2011 letter from Nancy LeBron, Resource Specialist,

TD Ameritrade (the '2011 TD Ameritrade letter') proffered in connection with the proposal submitted by you [Chevedden] on behalf of Mr. James McRitchie for inclusion in the Company's 2012 proxy statement [the 2011 Proposal] reveals several inconsistencies with respect to the ownership of the shares of the Company's common stock held in the TD Ameritrade ac*** FISMA & OMB Memorandum M-07-16 ***nsistencies included the following:

> The 2011 TD Ameritrade Letter is addressed to Mr. McRitchie and states that he has continuously held "no less than 300 shares" of the Company's common stock in the ac*** FISMA & OMB Memorandum M-07-16 ***nber 15, 2010, whereas the 2012 TD Ameritrade Letter is addressed to Mr. McRitchie and Ms. Young and states that they have continuously held "no less than 337 shares" of the Company's common stock in the acco*** FISMA & OMB Memorandum M-07-16 ***mber 29, 2003. These inconsistencies in the identities of the account-holders, the holding periods for the shares and the number of shares purportedly held in the account have caused the Company to question the authenticity of both the 2012 TD Ameritrade Letter and 2011 TD Ameritrade Letter and therefore conclude that the electronic copy of the 2012 TD Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b).

The First Deficiency Notice further explained what Chevedden and McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the ac*** FISMA & OMB Memorandum M-07-16 *** referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC Suggests that the required proof of ownership statement use the following format:
>
>> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(Brackets in original.)

The First Deficiency Notice finally explained that, unless the deficiencies were corrected, the December 2012 Proposal would be excluded from the Company's proxy statement:

> Due to the deficiencies outlined above, the Company will exclude the 2013 Proposal from the upcoming 2013 proxy statement unless the deficiencies are cured as described above in compliance with the procedures set forth in Rule 14a-8(f)(1). Your responses curing these deficiencies must be postmarked no later

than 14 calendar days from the date you receive this letter. . . . Additionally, even if the procedural deficiencies are cured, the Company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

B. Chevedden's Response to the First Deficiency Notice

On December 13, 2012, Chevedden sent an e-mail to the Company (apparently with a copy to McRitchie), purporting to respond to the First Deficiency Notice, which is attached hereto as Exhibit E. Rather than provide the information requested, or in the format suggested by the Staff, Chevedden's e-mail asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2,000 in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it.

This version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal—and includes an additional typed date ("12/12/2012") next to the new signature. As a result, even if the handwriting on the letter were Young's signature (which is not at all clear), there would be no way of knowing what—if any—shareholder proposal she supported. The December 13, 2012 e-mail from Chevedden does not address any other deficiencies described in the First Deficiency Notice, including the inconsistencies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter.

C. The Company's Second Deficiency Notice

On December 18, 2012, the Company sent a letter to Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "***Second Deficiency Notice***"). The Second Deficiency Notice is attached hereto as Exhibit F. The Second Deficiency Notice stated that Chevedden's December 13, 2012 email "did not adequately address the deficiencies raised by the Company." It explained that Chevedden's response "does not adequately address why the holding periods [of the Company's stock] between the two letters [from TD Ameritrade] is so radically different or how Myra K. Young could have been the co-owner of shares since 2003 yet was not mentioned as a co-owner in the 2011 TD Ameritrade Letter."

It further explained that "[w]e continue to believe that only an original letter from TD Ameritrade . . . can satisfactorily establish the ownership of the shares and we therefore reiterate the requirement that you provide the Company with such a letter. We believe that this request is consistent with Rule 14a-8(b)(2) which requires, among other things, a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year."

The Second Deficiency Notice questioned the authenticity of the photocopy of the signature of Young. Although not required to give Chevedden and McRitchie another

opportunity to cure their deficiencies, the Second Deficiency Notice does so by asking, again, for an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. If these deficiencies were not cured, the Company explained that the December 2012 Proposal would be excluded from the Company's proxy.

D. Chevedden's Response to the Second Deficiency Notice

On December 26, 2012, one day after the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Chevedden sent an e-mail to the Company (apparently with a copy to McRitchie) attaching another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Young and a signature from McRitchie (both of which were dated "12/20/2012"), which is attached hereto as Exhibit G. As with the document transmitted by Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal. As a result, even if the handwriting on the letter were Young's signature, there would be no way of knowing what—if any—shareholder proposal she supported. Moreover, once again, there was no explanation of why Young's name appears on the 2012 TD Ameritrade Letter but not on the 2011 TD Ameritrade Letter, no indication of what proposal (if any) Young purportedly supports and no attempt to address any of the other concerns expressed in the First Deficiency Notice and the Second Deficiency Notice. Finally, no original letter from TD Ameritrade was ever provided.

On January 1, 2013, Chevedden sent an e-mail to the Company stating: "[I]t is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concerns. Please let me know if there is any further question." No further information or documentation has been provided by Chevedden, McRitchie or Young.

E. Chevedden and McRitchie's Proof of Ownership is Inconsistent and Does not Satisfy the Requirements of Rule 14a-8(b)

Chevedden and McRitchie have not provided adequate proof of ownership under Rule 14a-8(b). Indeed, their repeated refusal to respond to simple requests that would establish their ownership under Rule 14a-8(b), or to explain material inconsistencies in their proffered proof of ownership, further underscores the conclusion that they have not, and cannot, meet the ownership requirements.

F. The Company provided Adequate Notice of Procedural Deficiencies

As described above, the Company gave Chevedden and McRitchie notice in compliance with Rule 14a-8(f) of the deficiency in their proof of ownership through the First Deficiency Notice and the Second Deficiency Notice, and clear instructions with respect to how to remediate that deficiency. Chevedden and McRitchie never provided the requested documentation with respect to these instructions or otherwise attempted to remediate this deficiency.

The other procedural deficiencies (the unauthorized proxy for Chevedden to submit the Proposal and the missed deadline for submitting the Proposal) cannot be corrected and therefore the Company had no obligation to notify Chevedden and McRitchie of these deficiencies. Similarly, the Company had no obligation to notify Chevedden and McRitchie of the substantive deficiency in the Proposal (that it would cut short the terms of existing directors).

* * *

For the foregoing reasons, the Company believes that it may exclude the Proposal from its 2013 Proxy Materials.

Sincerely,

Patrick J. Shea
Vice President, General Counsel and Secretary

Enclosure

cc: Keith Benson, Latham & Watkins LLP
Jeff Hammel, Latham & Watkins LLP
John Chevedden
James McRitchie
Myra K. Young

Exhibit A

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ronald J. Mittelstaedt
Chairman of the Board
Waste Connections, Inc. (WCN)
10001 Woodloch Forest Dr. Ste 400
The Woodlands TX 77380

Dear Mr. Mittelstaedt,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

11/27/2012

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Patrick J. Shea <PatS@WasteConnections.com>
Corporate Secretary
PH: 832-442-2200

[WCN: Rule 14a-8 Proposal, November 27, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2009 with "High Governance Risk." Plus "High Concern" in Executive Pay and "High Concern" regarding our board of directors. With only five members, our board was likely to be challenged in maintaining adequate independence, committee membership, and oversight of management. 80% of our board had long-tenure of 11 to 15 years. Director independence tends to erode after 10-years. Plus an independent perspective is so valued for a board of directors. Robert Davis received by far our highest negative votes and yet controlled two seats on our most important board committees. Michael Harlan had board experience in regard to the U.S. Concrete bankruptcy and also controlled two seats on our most important board committees.

GMI said the only equity pay given to our highest paid executives since 2007 consisted of restricted stock units that simply vest after time. Equity pay for our highest paid executives should have performance requirements to align with shareholder interests. Our market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance.

The 2012 shareholder proposal for a simple-majority voting standard won our 71%-support. This 71%-vote even translated into 63% of all our shares outstanding – including the shares that did not vote.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ronald J. Mittelstaedt
Chairman of the Board
Waste Connections, Inc. (WCN)
10001 Woodloch Forest Dr. Ste 400
The Woodlands TX 77380

REVISED DEC. 6, 2012

Dear Mr. Mittelstaedt,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

11/27/2012

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Patrick J. Shea <PatS@WasteConnections.com>
Corporate Secretary
PH: 832-442-2200

[WCN: Rule 14a-8 Proposal, November 27, 2012, Revised December 6, 2012]

Proposal 4* – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic have won an average support of 68% in a single year.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2009 with "High Governance Risk." Plus "High Concern" in Executive Pay and "High Concern" regarding our board of directors. With only five members, our board was likely to be challenged in maintaining adequate independence, committee membership, and oversight of management. 80% of our board had long-tenure of 11 to 15 years. Director independence tends to erode after 10-years. Plus an independent perspective is so valued for a board of directors. Robert Davis received by far our highest negative votes and yet controlled two seats on our most powerful board committees. Michael Harlan, who was involved with the U.S. Concrete bankruptcy, also controlled two seats on our most powerful board committees.

GMI said the only equity pay given to our highest paid executives since 2007 consisted of restricted stock units that simply vest after time. Equity pay for our highest paid executives should have job performance requirements to align with shareholder interests. Our market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's job performance.

The 2012 shareholder proposal for a simple-majority voting standard won our 71%-support. This 71%-vote even translated into 63% of all our shares outstanding – including the shares that did not vote.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Elect Each Director Annually – Proposal 4.*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

TD Ameritrade

Post-it® Fax Note 7671	Date 12-29-11	# of pages ▶
To Patrick Shea	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 916-608-8291 916-351-0249	Fax #	

December 28, 2011

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010, in your TD Ameritrade Clearing Inc. (DTC 0188) *** FISMA & OMB Memorandum M-07-16 ***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nancy LeBron
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

Exhibit C

TD Ameritrade

November 28, 2012

James Mcritchie &
Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade acco*** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than:

- 40 shares of UNP since 6/7/2010 in your a*** FISMA & OMB Memorandum M-07-16 ***
- 400 shares of F since 8/23/2011 in your a*** FISMA & OMB Memorandum M-07-16 ***
- 50 shares of KSU since 5/18/2010 in your a*** FISMA & OMB Memorandum M-07-16 ***
- 337 shares of WCN since 12/29/2003 in your a*** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade Clearing Inc. (DTC) number 0188) is the clearinghouse for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Phillips

Jill Phillips
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

Exhibit D

WASTE CONNECTIONS, INC.
Connect with the Future

Patrick J. Shea
Vice President, General Counsel and Secretary

December 11, 2012

Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Via Federal Express
*Em*ail FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

Waste Connections, Inc. (the "Company") is in receipt of the Rule 14a-8 proposal submitted by Mr. James McRitchie dated November 27, 2012 for inclusion in the Company's 2013 proxy statement, as revised dated December 6, 2012 (the "2013 Proposal"). Pursuant to Mr. McRitchie's request in the 2013 Proposal, we are addressing this communication to your attention.

This letter constitutes the Company's notification to the stockholder proponent of procedural deficiencies in the proposal pursuant to the requirements of Rule 14a-8(f). The deficiencies relate, in part, to the letter dated November 28, 2012 from Jill Phillips, Resource Specialist, TD Ameritrade (the "2012 TD Ameritrade Letter") proffered in support of Mr. McRitchie's ownership of shares of the Company's common stock.

In order to submit a Rule 14a-8 proposal, Rule 14a-8(b) requires the stockholder proponents to have continuously held at least $2,000 in market value, or 1%, of the subject company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

The 2012 TD Ameritrade Letter is addressed to both Mr. McRitchie as well as to a Myra K. Young apparently residing at the same address as Mr. McRitchie. It appears from the 2012 TD Ameritrade Letter that Mr. McRitchie and Ms. Young may be co-owners of the 337 shares of the Company's common stock referenced in the letter. Accordingly, the Company believes that the 2013 Proposal may be deficient in that it was not executed by all of the co-owners of the

10001 Woodloch Forest Drive, Waterway Plaza Two, Suite 400, The Woodlands, TX 77380
Tel (832) 442-2200 • Fax (832) 442-2290 • www.wasteconnections.com

shares. In order to correct this deficiency, the Company will require Mr. McRitchie to submit sufficient proof that he is the sole owner of the 337 shares of the Company's common stock referred to in the 2012 TD Ameritrade Letter or submit a signed letter from Ms. Young confirming she is the co-owner of the shares and indicating her agreement to appoint you as proxy for the shares and agreeing with the submission of the 2013 Proposal.

In addition, a comparison of the 2012 TD Ameritrade Letter with the December 28, 2011 letter from Nancy LeBron, Resource Specialist, TD Ameritrade (the "2011 TD Ameritrade Letter") proffered in connection with the proposal submitted by you on behalf of Mr. James McRitchie for inclusion in Company's 2012 proxy statement reveals several inconsistencies with respect to the ownership of the shares of the Company's common stock held in the TD Ameritrade accou*** FISMA & OMB Memorandum M-07-16*** TD Ameritrade Letter is addressed to Mr. McRitchie and states that he has continuously held "no less than 300 shares" of the Company's common stock in the ac*** FISMA & OMB Memorandum M-07-16 ***ber 15, 2010, whereas the 2012 TD Ameritrade Letter is addressed to Mr. McRitchie and Ms. Young and states that they have continuously held "no less than 337 shares" of the Company's common stock in the account *** FISMA & OMB Memorandum M-07-16 ***ber 29, 2003 These inconsistencies in the identities of the account-holders, the holding periods for the shares and the number of shares purportedly held in the account have caused the Company to question the authenticity of both the 2012 TD Ameritrade Letter and the 2011 TD Ameritrade Letter and therefore conclude that the electronic copy of the 2012 TD Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b). In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the acc*** FISMA & OMB Memorandum M-07-16 *** the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

Due to the deficiencies outlined above, the Company will exclude the 2013 Proposal from the upcoming 2013 proxy statement unless the deficiencies are cured as described above in compliance with the procedures set forth in Rule 14a-8(f)(1). Your responses curing these deficiencies must be postmarked no later than 14 calendar days from the date you receive this letter. Accordingly, if no responses curing the deficiencies are postmarked within such 14 calendar day period or the responses do not actually cure the deficiencies, the Company will exclude the 2013 Proposal from the 2013 proxy statement. A copy of Rule 14a-8 has been enclosed with this letter for further clarification.

Although the proposal will not be included in the 2013 proxy statement unless the procedural deficiencies are cured in compliance with Rule 14a-8(f), we do appreciate your interest in the Company's policies. Additionally, even if the procedural deficiencies are cured, the Company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

Very truly yours,

Patrick J. Shea
Vice President, General Counsel and Secretary

Enclosure
PJS/dlb

cc: Keith Benson, Latham & Watkins LLP

17 C.F.R. § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days

from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.
(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

SEC Staff Legal Bulletin No. 14F (October 18, 2011)

[see attached]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. **Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on

DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC

participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then

submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is

authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4

or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was

excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

2011 TD Ameritrade Letter

[see attached]

TD Ameritrade

Post-it® Fax Note 7671	Date 12-29-11	# of pages ▶
To Patrick Shea	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 916-608-8291 916-551-0249	Fax #	

December 28, 2011

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010, in your TD Ameritrade Clearing Inc. (DTC 0188) *** FISMA & OMB Memorandum M-07-16 ***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nancy LeBron
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

2012 TD Ameritrade Letter

[see attached]

{00055998.DOCX.}

TD Ameritrade

November 28, 2012

James Mcritchie &
Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade acc*** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than:

- 40 shares of UNP since 6/7/2010 in your*** FISMA & OMB Memorandum M-07-16 ***
- 400 shares of F since 8/23/2011 in your*** FISMA & OMB Memorandum M-07-16 ***
- 50 shares of KSU since 5/18/2010 in your*** FISMA & OMB Memorandum M-07-16 ***
- 337 shares of WCN since 12/29/2003 in your*** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade Clearing Inc. (DTC) number 0188) is the clearinghouse for TD Ameritrade.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jill Phillips

Jill Phillips
Resource Specialist
TD Ameritrade

TDA 6380 L 09/12

Exhibit E

Pat Shea

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 13, 2012 8:56 PM
To: Pat Shea
Cc: Denise Bachmeyer
Subject: Rule 14a-8 Proposal (WCN)
Attachments: CCE00009.pdf

Dear Ms. Shea, In response to the December 11, 2012 letter attached is an additional cover letter. It does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2000 in both letters. Please let me know on December 17, 2012 whether there is any question.

Sincerely,
John Chevedden
cc: James McRitchie

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ronald J. Mittelstaedt
Chairman of the Board
Waste Connections, Inc. (WCN)
10001 Woodloch Forest Dr. Ste 400
The Woodlands TX 77380

Dear Mr. Mittelstaedt,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely, 12/12/2012

11/27/2012

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Patrick J. Shea <PatS@WasteConnections.com>
Corporate Secretary
PH: 832-442-2200

Exhibit F

WASTE CONNECTIONS, INC.
Connect with the Future

Patrick J. Shea
Vice President, General Counsel and Secretary

December 18, 2012

Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

VIA FEDERAL EX** FISMA & OMB Memorandum M-07-16 ***
EMAI** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

Waste Connections, Inc. (the "Company") is in receipt of your e-mail transmitted on December 13, 2012 (the "December 13 Response") related the Rule 14a-8 proposal submitted by Mr. James McRitchie dated November 27, 2012 for inclusion in the Company's 2013 proxy statement, as revised on December 6, 2012 (the "2013 Proposal") and the Company's letter dated December 11, 2012 to you on behalf of Mr. McRitchie related to deficiencies in the 2013 Proposal (the "Notice of Deficiency").

The December 13 Response did not adequately address the deficiencies raised by the Company with respect to the 2013 proposal. First, in the Notice of Deficiency, the Company indicated that the inconsistent statements in the November 28, 2012 and December 28, 2011 letters from TD Ameritrade with respect the identities of the owners of the account ending in *** FISMA & OMB Memorandum M-07-16 ***eriods for the shares and the number of shares purportedly held in the account have caused the Company to question the authenticity of both the 2011 and 2012 TD Ameritrade letters and therefore conclude that the electronic copy of the 2012 TD Ameritrade letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b). Your response that "[i]t does not appear material if the broker rounded down the stock holdings" does not adequately address why the holding periods between the two letters is so radically different or how Myra K. Young could have been the co-owner of the shares since 2003 yet was not mentioned as a co-owner in the 2011 TD Ameritrade Letter. We continue to believe that only an original letter from TD Ameritrade addressed to the Company with respect to the ownership of the shares in the acco*** FISMA & OMB Memorandum M-07-16 ***rily establish the ownership of the shares and we therefore reiterate the requirement that you provide the Company with such a letter. We believe that this request is consistent with Rule 14a-8(b)(2) which requires, among other things, a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year.

{00056101.DOC.2}

Second, in the Notice of Deficiency, the Company indicated that the 2013 Proposal was deficient in that it was not executed by all of the co-owners of the shares. In order to correct this deficiency, the Company required Mr. McRitchie to submit sufficient proof that he is the sole owner of the 337 shares of the Company's common stock referred to in the 2012 TD Ameritrade letter or submit a signed letter from Ms. Young indicating her agreement to appoint you as proxy for the shares and agreeing with the submission of the 2013 Proposal. Rather than comply with the Notice of Deficiency, you attached a copy of the cover letter to the original November 27, 2012 proposal with what appears to be a photocopy of the signature of a "Myra Le Young" pasted onto the letter. It is not clear to the Company whether this is an original signature, whether the Myra K. Young referred to in the 2012 TD Ameritrade letter is the same person that purportedly signed the November 28, 2012 cover letter, or whether the purported signatory intends to act as a co-proponent of the 2013 Proposal as revised on December 6, 2012. In addition, it appears that you are asserting that the Myra K. Young referred to in the 2012 TD Waterhouse letter is a co-owner of Mr. McRitchie's shares. But as discussed above, you have not submitted sufficient evidence as to Myra K. Young's ownership interest in the shares in the TD Waterhouse account. We again reiterate that to cure this deficiency in the 2013 letter, you must submit an original signed letter from Myra K. Young indicating her agreement to appoint you as proxy for the shares and agreeing to act as a co-proponent of the 2013 Proposal.

This letter constitutes the Company's notification to the stockholder proponent of the continued procedural deficiencies in the 2013 Proposal pursuant to the requirements of Rule 14a-8(f). Due to the deficiencies outlined above, the Company will exclude the 2013 Proposal from the upcoming 2013 proxy statement unless the deficiencies are cured as described above in compliance with the procedures set forth in Rule 14a-8(f)(1). Your responses curing these deficiencies must be postmarked no later than 14 calendar days from the date you received the December 11, 2012 Notice of Deficiency. Accordingly, unless additional responses within such 14 calendar day period actually cure the deficiencies described above, the Company will exclude the proposal from the 2013 proxy statement. A copy of Rule 14a-8 has been enclosed with this letter for further clarification.

Although the proposal will not be included in the 2013 proxy statement unless the procedural deficiencies are cured in compliance with Rule 14a-8(f), we do appreciate your interest in the Company's policies. Additionally, even if the procedural deficiencies are cured, the Company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

Very truly yours,

Patrick J. Shea
Vice President, General Counsel and Secretary

Enclosure

cc: Keith Benson, Latham & Watkins LLP

{00056101.DOC.2}

CONNECT RECYCLE
10001 Woodloch Forest Drive, Waterway Plaza Two, Suite 400, The Woodlands, TX 77380
Tel (832) 442-2200 • Fax (832) 442-2290 • www.wasteconnections.com

17 C.F.R. § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such

notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its

net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own

point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

SEC Staff Legal Bulletin No. 14F (October 18, 2011)

[see attached]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on

DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC

participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then

submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is

authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4

or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was

excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit G

Pat Shea

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 26, 2012 12:53 PM
To: Pat Shea
Cc: Denise Bachmeyer
Subject: Rule 14a-8 Proposal (WCN)
Attachments: 2012_12_20_19_19_14.pdf

Dear Ms. Shea, Although it is not believed necessary the attached letter is forwarded as a special accommodation.
Sincerely,
John Chevedden
cc: James McRitchie

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ronald J. Mittelstaedt
Chairman of the Board
Waste Connections, Inc. (WCN)
10001 Woodloch Forest Dr. Ste 400
The Woodlands TX 77380

Dear Mr. Mittelstaedt,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Myra K. Young

Sincerely, 12/12/2012

Myra K. Young
MYRA K. YOUNG
12/20/2012.

11/27/2012

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

J. McRitchie James McRitchie
12/20/2012

cc: Patrick J. Shea <PatS@WasteConnections.com>
Corporate Secretary
PH: 832-442-2200